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EXHIBIT 12.1

STATEMENT REGARDING CALCULATION OF RATIOS

	Years Ended December 31,
	2000	2001	2002	2003	2004
Earnings:
Income (loss) before income taxes	$652	$2,659	$(14,512)	$(129,741)	$(53,161)
Add: fixed charges	8,915	10,190	10,370	13,176	10,083
Less: capitalized interest	—	—	(531)	(2,245)	(3,786)

Earnings	$9,567	$12,849	$(4,673)	$(118,810)	$(46,864)

Fixed Charges:
Interest expensed and capitalized	$8,593	$9,709	$9,677	$12,015	$8,814
Estimated interest portion of rent expense	322	481	693	1,161	1,269

Fixed charges	$8,915	$10,190	$10,370	$13,176	$10,083

Ratio of earnings to fixed charges(1)	1.07	1.26	N/A	N/A	N/A
Earnings insufficiency			$(15,043)	$(131,986)	$(56,947)

(1)
Loss before income taxes for the years ended December 31, 2002, 2003 and 2004 was not sufficient to cover fixed charges by a total of approximately $15.0 million in 2002, $132.0 million in 2003 and $57.0 million in 2004. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

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  EXHIBIT 12.1
STATEMENT REGARDING CALCULATION OF RATIOS